Exhibit 4.29

(Summary Translation)

Mortgage Contract for the Cooperatives Loan Agreement

Led by Xinjiang Shihezi Rural Cooperative Bank

Mortgagees (Full Name):	1.	Xinjiang Shihezi Rural Cooperative Bank

2.	Ruoqiang County Rural Credit Cooperative Association

3.	Wushi County Rural Credit Cooperative Association

4.	Turpan City Rural Credit Cooperative Association

5.	Kuche County Rural Credit Cooperative Association

Borrower (Full Name): Xinjiang Daqo New Energy Co., Ltd.

Mortgagor (Full Name): Xinjiang Daqo New Energy Co., Ltd.

Pursuant to the Contract Law of the People’s Republic of China and the Guarantee Law of the People’s Republic of China and other applicable regulations, as well as relevant provisions of the Loan Agreement Led by Xinjiang Shihezi Rural Cooperative Bank, the parties hereto agree as follows upon negotiation:

Article 1 The mortgagees shall provide a loan in the total amount of RMB120,000,000.00 to the borrower at a monthly interest rate of 5.145833‰. The specific loan amount provided by each mortgagee is as follows:

Mortgagee	Amount of Loan

Xinjiang Shihezi Rural Cooperative Bank	RMB30,000,000.00

Ruoqiang County Rural Credit Cooperative Association	RMB30,000,000.00

Wushi County Rural Credit Cooperative Association	RMB30,000,000.00

Turpan City Rural Credit Cooperative Association	RMB10,000,000.00

Kuche County Rural Credit Cooperative Association	RMB20,000,000.00

Article 2 The term of the loan provided by the mortgagees to the borrower shall be 36 months, subject to the duration set forth in the loan receipt. During the term of the loan, the actual drawdown date and repayment date of the loan are subject to those set forth on the loan receipts or relevant claim vouchers of the master agreement.

Article 3 The mortgagor is willing to provide the collateral as security for repayment of the loan by the borrower to the mortgagees.

Name of collateral: land and machinery

The final value of the above collateral shall be subject to the net proceeds from the actual disposal of such collateral when realizing the mortgage right.

Article 4 The scope of mortgage loan provided by the mortgagor covers all the loan principal, interest, penalty interest, compound interest, liquidated damages, damages incurred by the borrower and payable to the mortgagees based on the loan agreement, as well as the litigation costs, attorney’s fees, collateral disposal fees, transfer and registration fees and all other fees for realizing creditor’s rights incurred by the mortgagees.

Article 5 The term of the mortgage shall be from the date of effectiveness of the mortgage to the full discharge of all the debts secured by the mortgage.

Article 6 Insurance coverage of the collateral: the mortgagor shall procure the relevant insurances for the collateral as per requirements of the mortgagees, and list the mortgagees as the first beneficiary of such insurances, and deliver the original insurance policies for such collateral to the mortgagees for custody.

During the term of this Contract, the mortgagor shall not suspend or revoke the insurances for any reason. If the insurances are suspended, the mortgagees may procure the insurances on behalf of the mortgagor. All costs of such insurances shall be borne by the mortgagor (borrower), and the mortgagees have right to directly transfer such costs from any account of the mortgagor (borrower).

In case of occurrence of any incident covered by the insurance to the collateral, the insurance compensation shall be first used to repay the debts and relevant fees under the loan agreement.

Article 7 Where the borrower fails to perform its obligation of repayment upon expiry of the loan, which causes collateral of the mortgagor to be seized by the competent PRC people’s court, from the date of seizure, the mortgagees shall notify the fact of such seizure to the obligor to pay the legal fruits, and from the date of seizure the mortgagees have right to receive the natural fruits and legal fruits separated from the collateral. Such fruits received by the mortgagees shall first be used to pay the expenses for collecting the fruits, and the rest may be used to pay the loan principal and interest.

Article 8 During the term of mortgage, where acts of the mortgagor (borrower) are likely to cause the value of the collateral to decline, the mortgagees shall be entitled to demand that the mortgagor (borrower) cease and desist from such acts and restore value of the collateral, or provide additional security corresponding to the reduced value as recognized by the mortgagees; if the mortgagor (borrower) refuses to restore value of the collateral and also refuses to provide additional security, the mortgagees may deem that the mortgagor (borrower) is in breach of this Contract, and may terminate this Contract, file a lawsuit with the court, and apply to the court to seize the collateral according to law.

Article 9 During the term of mortgage, without written consent of the mortgagees, the mortgagor shall not give as gift, transfer, sell, lease, re-mortgage or otherwise dispose of the collateral. Without notice to the mortgagees and without written consent of the mortgagees or without notifying all concerned parties of all information about the collateral, such gift, transfer, sale, lease, re-mortgage or other disposal of the collateral by the mortgagor shall be null and void.

In case that the proceeds from the transfer of the collateral is obviously lower than its value, the mortgagees may require the mortgagor (borrower) to provide additional security; where the mortgagor (borrower) fails to provide such security, it shall not transfer the collateral; and if the mortgagees allow the mortgagor to transfer the collateral, the proceeds from transfer of the collateral shall be used by the mortgagor (borrower) to prepay the loan principal and interest to the mortgagees, and the excess shall be owned by the mortgagor, and the shortage shall be made up by the mortgagor (borrower).

Article 10 During the mortgage, if the mortgagor (borrower) undergoes a split-off or merger, and the resulting entities shall assume or severally assume the obligations hereunder. If the mortgagor (borrower) is declared to be revoked or dissolved, the mortgagees may terminate this Contract, file a lawsuit to the court and apply to seize the collateral.

Article 11 During the term of mortgage, if the mortgagees and the mortgagor agree to extend the term of the loan upon negotiation, and the collateral is provided by a third party, the mortgage liability of the mortgagor shall not be exempted whether it is aware of such extension or not.

Article 12 This Contract shall be terminated automatically after the borrower has repaid the loan principal and interest pursuant to the loan agreement or has prepaid the loan principal and interest upon consent of the mortgagees.

2

Article 13 Where the borrower fails to perform its obligation of repayment, the mortgagees may agree with the mortgagor (borrower) to convert the collateral into money to repay, or use proceeds from auction or sale of such collateral to repay, the loan principal and interest, and if the mortgagees and the mortgagor (borrower) cannot reach an agreement on this, the mortgagees may file a lawsuit to the competent PRC people’s court.

Article 14 During the term of mortgage, irrespective of the effectiveness of the loan agreement, the validity of the mortgage contract shall not be affected and the mortgage contract shall continue having legal effect, and the mortgagor shall bear the mortgage liability to the mortgagees.

Article 15 After signing the mortgage contract and relevant mortgage supplemental agreement, the parties thereto shall go through the collateral registration procedures according to law, and the mortgage contract and relevant mortgage supplemental agreement shall take effect from the date of registration of the collateral.

Article 16 Reminder

The mortgagees have reminded the mortgagor and the borrower to have a comprehensive and accurate understanding of the provisions of this Contract, and have made relevant explanations about certain provisions as per requirements of the mortgagor and the borrower. All the parties hereto have reached consensus about meaning and understanding of this Contract.

Article 17 Covenant

All the mortgagees have entrusted Xinjiang Shihezi Rural Cooperative Bank to go through the relevant mortgage registration procedures hereunder.

Article 18 This mortgage contract is made in nine (9) originals, with each party holding one original, and one original kept at the mortgage registration authority for record and filing, and one original submitted to the local banking regulation bureau and one original to Xinjiang Uygur Autonomous Region Rural Credit Cooperative Association for record and filing.

Article 19 This mortgage contract shall only be used for conducting mortgage registration procedures and shall not be used as actual loan receipt.

3